Exhibit 99.1

5 June 2024

Immutep successfully completes institutional placement and institutional component of entitlement offer

Immutep Limited ACN 009 237 889 (ASX: IMM, NASDAQ: IMMP) (Immutep or the Company) is pleased to announce the successful completion of its institutional placement (Placement) and the institutional component (Institutional Entitlement Offer) of its 1 for 16 pro rata accelerated non-renounceable entitlement offer (Entitlement Offer and, together with the Placement, the Offer) of new fully paid ordinary shares in Immutep (New Shares).

The Placement and Institutional Entitlement Offer (together, the Institutional Offer) closed on 4 June 2024. The Institutional Offer had strong support from institutional investors, with a take-up rate from eligible institutional investors of approximately 100%.

The Institutional Offer raised gross proceeds of approximately A$89.6 million at an offer price of A$0.38 per New Share, consisting of approximately A$72.0 million under the Placement and approximately A$17.6 million under the Institutional Entitlement Offer.

Dr Russell Howard, Chairman of Immutep, said:

“Immutep has gone from strength to strength with the team working tirelessly to deliver our late-stage clinical program in three cancer areas: lung, breast, and head and neck cancer. As we traverse our path towards marketing authorisation in the US for efti, we’ve continued to report outstanding efficacy and safety data which has strengthened our belief that it has an exciting future, changing patient outcomes as part of a combination with other cancer therapeutics.

“We’re delighted to have such strong and unwavering support from our shareholders who share our belief in efti and have continued to invest in Immutep through this financing. I would also like to welcome our new institutional investors to our share register. There are many milestones ahead for Immutep and we will keep you updated as we progress.”

No shareholder approval is required in connection with the issue of New Shares under the Institutional Offer.

New Shares subscribed for under the Institutional Offer are expected to be settled on Tuesday, 11 June 2024 and to be issued on Wednesday, 12 June 2024. New Shares issued under the Institutional Offer will rank equally with existing fully paid ordinary shares in Immutep as at their date of issue.

The Offer is expected to raise approximately A$100.2 million, comprising the Institutional Offer of approximately A$89.6 million and Retail Entitlement Offer of approximately A$10.6 million.

Immutep expects ASX to lift its trading halt and for Immutep’s ordinary shares to recommence trading on ASX on an ex-entitlements basis from market open today.

Retail Entitlement Offer

The retail component of the fully underwritten Entitlement Offer (Retail Entitlement Offer) is expected to open at 9.00am on Friday, 7 June 2024 and close at 5.00pm (Sydney, Australia time) on Thursday, 20 June 2024. The despatch of the retail entitlement offer booklet for the Retail Entitlement Offer (Booklet) with personalised entitlement and acceptance forms for eligible retail shareholders is scheduled to occur on Friday, 7 June 2024.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com    ABN: 90 009 237 889

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Eligible retail shareholders will be able to subscribe for 1 New Share for every 16 existing ordinary shares held in Immutep as at 7.00pm (Sydney, Australia time) on the record date of Wednesday, 5 June 2024, at the offer price of A$0.38 per New Share, being the same as the price paid per New Share by investors in the Institutional Offer. Only retain shareholders in Australia and New Zealand are eligible to participate in the Retail Entitlement Offer. Persons in the United States may not participate in the Retail Entitlement Offer.

Under the Retail Entitlement Offer, eligible retail shareholders who subscribe for their full entitlement to New Shares may also apply for additional New Shares (Additional New Shares) in excess of their entitlement up to a maximum of 100% of their entitlement or $50,000 worth of Additional New Shares, whichever is lower, under a ‘top up’ facility. Allocations for Additional New Shares will be determined by Immutep in its absolute discretion and any allotment of Additional New Shares is not guaranteed.

Offer Timetable

Event	Date
Announcement of results of Placement and Institutional Entitlement Offer	Wednesday, 5 June 2024
Trading in Immutep shares resumed on an ex-entitlement basis	Wednesday, 5 June 2024
Record Date for determining entitlement for the Entitlement Offer	7.00pm Wednesday, 5 June 2024
Retail Offer Booklet made available and Retail Entitlement Offer opens	Friday, 7 June 2024
Settlement of Placement and Institutional Entitlement Offer	Tuesday, 11 June 2024
Allotment of New Shares issued under the Placement and Institutional Entitlement Offer	Wednesday, 12 June 2024
Normal trading of New Shares issued under the Placement and Institutional Entitlement Offer	Thursday, 13 June 2024
Retail Entitlement Offer closing date	Thursday, 20 June 2024
Settlement of Retail Entitlement Offer	Tuesday, 25 June 2024
Allotment of New Shares issued under the Retail Entitlement Offer	Wednesday, 26 June 2024
Normal trading of New Shares issued under the Retail Entitlement Offer	Thursday, 27 June 2024
Despatch of holding statements	Friday, 28 June 2024

All dates and times are indicative and Immutep reserves the right to amend any or all of these events, dates and times subject to the Corporations Act 2001 (Cth), the ASX Listing Rules and other applicable laws, at any time, including extending the period for the Entitlement Offer or accepting late applications, either generally or in particular cases, without notice. The commencement of trading and quotation of New Shares issued under the Offer is subject to confirmation from ASX. All times and dates are in reference to Sydney, Australia time.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com    ABN: 90 009 237 889

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This announcement was authorised for release by the Board of Immutep Limited.

About Immutep

Immutep is a clinical-stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

U.S. Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

Not an offer of securities in the United States

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. The New Shares have not been registered under the US Securities Act of 1933 (the US Securities Act) or the securities laws of any state or other jurisdiction of the United States, The New Shares may not be offered or sold in the United States except in a transaction registered under the US Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and applicable US state securities laws. No person in the United States is not eligible to participate in the Retail Entitlement Offer.

This announcement contains certain “forward-looking statements” including but not limited to projections, that are based on management’s beliefs, assumptions and expectations and on information currently available to management. Forward-looking statements can generally be identified by the use of forward-looking words such as, “expect”, “anticipate”, “likely”, “intend”, “should”, “could”, “may”, “predict”, “plan”, “propose”, “will”, “believe”, “forecast”, “estimate”, “target” “outlook”, “guidance” and other similar expressions within the meaning of securities laws of applicable jurisdictions.

You are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption to equity and capital markets. Any such statements, opinions and estimates in this announcement speak only as of the date hereof and are based on assumptions and contingencies subject to change without notice, as are statements about market and industry trends, projections, guidance and estimates. Forward-looking statements are provided as a general guide only. The forward-looking statements contained in this announcement are not indications, guarantees or predictions of future performance and involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Immutep and its subsidiaries, and may involve significant elements of subjective judgement and assumptions as to future events which may or may not be correct.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com    ABN: 90 009 237 889

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